Axim Biotechnologies, Inc.

45 Rockefeller Plaza, 20th Floor, Suite 83

New York, NY 10111

(212) 751-0001

September 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Axim Biotechnologies, Inc.
Registration Statement on Form S-3
File No. 333-220155 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Axim Biotechnologies, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the same will become effective at 5:30 p.m., Washington D.C. time, on September 13, 2017, or as soon thereafter as is practicable.

Please call John P. Cleary of Procopio, Cory, Hargreaves & Savitch LLP at (619) 515-3221 as soon as the Registration Statement has been declared effective.

Very Truly Yours,

Axim Biotechnologies, Inc.

By: /s/ Dr. George Anastassov
Name: Dr. George Anastassov
Title: President